New Oriental Education & Technology Group Inc.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

March 12, 2024

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Charles Guidry

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended May 31, 2023
Response dated February 1, 2024
File No. 001-32993

Dear Ms. Gowetski and Mr. Guidry,

This letter sets forth the Company’s responses to the comments contained in the letter dated February 27, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended May 31, 2023 filed with the Commission on September 25, 2023 (the “2023 Form 20-F”) and the Company’s response letter submitted on February 1, 2024 (the “First Response Letter”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for Fiscal Year Ended May 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 168

1.

We note your response to prior comment 2. For both your board and the boards of your consolidated foreign operating entities, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination that none of the board members are officials of the Chinese Communist Party. In addition, please tell us in more detail how you considered the profile of Mr. Yu and, particularly, his role serving as Standing Committee Member of the Central Committee of the China Democratic League.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

March 12, 2024

The Company respectfully submits that it has factored the individual’s current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, or the CCP, into the steps set forth in response to Comment #2 in the First Response Letter to determine that none of the directors of the Company or its consolidated foreign operating entities are officials of the CCP. The Company respectfully submits that, according to regulations issued by the CCP Central Committee, the term “official” refers to individuals holding leadership positions in various departments or institutions of the Central Committee of the CCP, the Standing Committee of the National People’s Congress, the State Council, the National Committee of the Chinese People’s Political Consultative Conference, the Central Commission for Discipline Inspection, the National Supervisory Commission, the Supreme People’s Court, and the Supreme People’s Procuratorate, as well as individuals holding leadership positions in departments or institutions of the above mentioned authorities at or above the county level. In taking the steps set forth in response to Comment #2 in the First Response Letter, nothing has come to the Company’s attention suggesting that any director of the Company or its consolidated foreign operating entities is an official of the CCP or has any memberships or affiliations that could reasonably result in such individual being considered an official of the CCP.

Furthermore, the Company respectfully advises the Staff that Mr. Yu is not a member of the CCP. With respect to his role serving as a Standing Committee Member of the Central Committee of the China Democratic League, the Company respectfully advises the Staff that the China Democratic League (CDL) is a political party comprising primarily of the mid and senior-level intellectuals in the fields of culture, education, natural and social sciences, and technology. It plays an important role in organizing the intellectuals to participate in the social affairs. The CDL is not part of the CCP and it carries out the daily operations on its own. In light of the foregoing, the Company confirms that Mr. Yu is not an official of the CCP.

*   *   *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 21 5980 4508 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com. Thank you.

Very truly yours,

/s/ Zhihui Yang
Zhihui Yang
Executive President and Chief Financial Officer

cc:	Chenggang Zhou, Director and Chief Executive Officer, New Oriental Education & Technology Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP